ENCORE ENERGY PARTNERS LP
777 Main Street, Suite 1400
Fort Worth, Texas 76102
July 16, 2007
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Encore Energy Partners LP Amendment No. 1 to Registration Statement on Form S-1 Filed June 18, 2007 File No. 333-142847
     This memorandum sets forth the responses of Encore Energy Partners LP (the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 11, 2007 (the “Comment Letter”) with respect to the Partnership’s registration statement on Form S-1 (File No. 333-142847). The changes described herein are incorporated in Amendment No. 2 to the Registration Statement (as amended, the “Registration Statement”), which has been filed with the Commission via EDGAR simultaneously with this memorandum. For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.
Form S-1 filed June 18, 2007
General
1.	We remind you of prior comments 3 and 4. Once you provide the missing information, we will need sufficient time to complete our review and may have further comments.

Response:

We have filed all exhibits and appendices that are currently available. Please see Exhibits 10.4 and 10.9 for newly filed documents. We have also filed a form of Exhibit 8.1 for your review. We will file any remaining exhibits promptly, as soon as they become available. With respect to certain omitted information, we will provide such information in an amendment to the Registration Statement at the time such information is known. We acknowledge that the Staff will need sufficient time to review such information once such information is provided.

Prospectus Summary, page 1
2.	Avoid using vague terms, such as the page 2 reference to “our predecessor.” Please define this term and other such terms in context, as necessary.

Response:

We have revised pages ii, 2, 14, 60, 63, 77-80, 97, 103 and 106-108 of the Registration Statement as requested.

3.	Further expand the disclosure at page 10 and elsewhere as appropriate to make clear that the general partner has “wide latitude to establish reserves . . . prior to establishing the amount of cash available for distribution,” as you state in your response to prior comment 16.

Response:

We have revised pages 12 and 57 of the Registration Statement as requested.
Non-GAAP Financial Measures, page 15
4.	We note your response to comment 29 of our letter dated June 11, 2008, and your description of the non-GAAP financial measure EBITDAX on page 16. In your calculation of EBITDAX, you eliminate the effects of derivative fair value losses and exploration expenses. You indicate this measure is used as both a performance and a liquidity measure. Item 10(e) of Regulation S-K prohibits the adjusting of a non-GAAP financial performance measure to eliminate items when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Tell us why you continue to believe the disclosure of EBITDAX is in compliance with the Item 10(e) or remove this measure from your filing. For further guidance refer to answers #8 and #10 in our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm#ebit

Response:

We have revised pages 16, 17 and 66 of the Registration Statement to remove the exploration expenses from the definition of EBITDA and to adjust only for non-cash charges related to commodity derivative contracts. We believe eliminating unrealized (gain) loss on commodity derivative contracts is useful and appropriate for the following reasons:
•	The executive officers of our general partner use EBITDA (excluding unrealized (gain) loss on commodity derivative contracts) as a measure of our operating performance and return on capital and, therefore, public disclosure of EBITDA calculated in the same manner is important in explaining how management evaluates our partnership.

•	Our revolving credit agreement requires us to maintain a minimum ratio of consolidated EBITDA to consolidated interest expense plus letter of credit fees. In computing consolidated EBITDA, we are required to exclude any unrealized non-cash gains, losses or charges in respect of any hedge transactions resulting from the requirements of FAS 133. We believe it is important to maintain consistency between the way we report EBITDA and the way we are required to calculate EBITDA for purposes of our revolving credit agreement.

•	EBITDA is a frequently used financial measure by publicly traded partnerships and the exclusion of unrealized (gain) loss on commodity derivative contracts is common.

•	The concepts of pro forma cash available for distribution and estimated cash available for distribution are critical to evaluating our historical and future business. In arriving at cash available for distribution, we exclude the effects of unrealized (gain) loss on commodity derivative contracts in arriving at EBITDA, which we believe is important in enabling investors to evaluate our ability to sustain or increase distributions.

•	Our disclosure describes EBITDA as a supplemental measure and contains cautionary language that EBITDA should not be considered an alternative to measures of financial performance or liquidity presented in accordance with GAAP.
Unaudited Pro Forma Available Cash, page 46
5.	We note that you present pro forma available cash for the three months ended March 31, 2007. Please revise to present the pro forma available cash for the twelve months ended March 31, 2007 instead.

Response:

We have revised pages i and 46-48 of the Registration Statement to present the pro forma available cash for the twelve months ended March 31, 2007.
Results of Operations for Encore Energy Partners LP Predecessor, page 71
6.	Please disclose in the first paragraph that the Elk Basin assets were acquired on March 7, 2007.

Response:

We have revised page 71 of the Registration Statement as requested.

Our Relationship with Encore Acquisition Company, page 99
7.	You state that you will have access to EAC’s personnel and senior management team. Disclose the estimated number of EAC’s employees whom you expect to dedicate time to your business. Make clear how many, if any, would be expected to work full-time on your business. If unknown, provide a reasonable estimate or explain to us why this information would not be material.

Response:

We have revised pages 4, 99, 117 and 119 of the Registration Statement as requested.
Management, page 118
Reimbursement of Expenses of Our General Partner, page 121
8.	Define in context the term “COPAS overhead charges” or cross-reference to a section where a definition can be found.

Response:

We have revised pages 9 and 134 of the Registration Statement to provide additional disclosure regarding COPAS overhead charges. We have also included cross-references where appropriate.

9.	We reissue prior comment 41 in part. If the services provided by the general partner differ from the services that will be provided by Encore Operating L.P., revise to explain how they differ. If there is no difference, revise to so state explicitly.

Response:

We have revised page 121 of the Registration Statement to state explicitly that the general partner will enter into the Amended and Restated Administrative Services Agreement pursuant to which Encore Operating, L.P. will provide all necessary administrative services for the partnership.

10.	Once you file as an exhibit the amended and restated administrative services agreement with Encore Operating L.P., we may have additional comments.

Response:

We filed the form of Amended and Restated Administrative Services Agreement as Exhibit 10.4 to Amendment No. 1 to the Registration Statement. We have further revised the agreement in response to Comment 18 and have filed the revised version as Exhibit 10.4 to Amendment No. 2 to the Registration Statement.

11.	We note your response to prior comment 42. Further revise your disclosure to state explicitly, if true, that neither the general partner nor Encore Operating L.P. will be reimbursed for compensation nor benefits paid to the executive officers of the general partner. Also revise as necessary the statement indicating that the general partner “will be entitled to reimbursement of direct or indirect expenses.”

Response:

We have revised pages 121 and 122 of the Registration Statement to state explicitly that neither the general partner nor Encore Operating, L.P. will be reimbursed for compensation or benefits paid to the executive officers of the general partner, and that the general partner will be reimbursed for third-party expenses.
Compensation Discussion and Analysis, page 121
General, page 121
12.	We note the statement indicating that you “do not directly employ any of the persons responsible for managing [y]our business.” Please explain the meaning of the qualification “directly,” or revise the disclosure accordingly. Further, given the representation that you do not employ any persons directly, explain the reference to “our executive officers” in the first paragraph under “Awards of Management Incentive Units,” or revise accordingly.

Response:

We have revised page 122 of the Registration Statement to delete the word “directly.” We have also revised pages 9, 58, 70, 121, 122, 125 and II-2 of the Registration Statement to clarify that we are referring to the executive officers of the general partner.
Long-Term Incentive Plan, page 122
13.	Disclose in this section the meaning of “Change in Control” as defined in EAC’s 2000 Incentive Stock Plan.

Response:

We have revised pages 124 and 129 of the Registration Statement as requested.
Management Incentive Units, page 124
General, page 125
14.	We note disclosure here and in other sections of the filing indicating that “the management incentive units are performance-based.” Please revise your disclosure to make clear that the management incentive units are based on the performance of the partnership.

Response:

We have revised pages 9, 57 and 126 of the Registration Statement to make clear that the management incentive units are based on the performance of the partnership.

15.	Please revise to clarify that the positions referenced in the chart represent the positions held by the general partner’s executive officers.

Response:

We have revised page 126 of the Registration Statement to clarify that the positions referenced in the chart represent the positions held by the general partner’s executive officers.
Distributions, page 125
16.	Please provide expanded disclosure to clarify how the management incentive distributions are determined and to provide a detailed explanation of what the tabular entries represent. For example, explain why you use the term “target” for column (a) and what the purpose is for showing the “equivalent management incentive units” in column (b). We may have additional comments.

Response:

We have revised pages 9, 58, 59, 127, 128 and 159 of the Registration Statement to provide expanded disclosure to clarify how management incentive distributions are determined and to provide a detailed explanation of what the tabular entries represent.
Certain Relationships and Related Party Transactions, page 130
17.	We note the new disclosure you provided in response to prior comment 52. Expand the disclosure to explain further how the actual $1.75 amount was set. For example, discuss whether it was a strict mathematical calculation based on actual cost per BOE or if a ratio, premium or other methodology was employed.

Response:

We have revised pages 9 and 134 of the Registration Statement to explain further how the actual $1.75 amount was set.
Amended and Restated Administrative Services Agreement, page 131
18.	If true, please disclose that Encore Operating will have substantial discretion in determining the amounts that are being reimbursed for third-party services. We also note that the reimbursements “need not be based on the amount of services performed for the Partnership,” as set forth in Section 4.1(a) of the Form of the Amended and Restated Administrative Service Agreement. Disclose whether the reimbursements may exceed the fair market value of the services.

Response:

We have revised pages 9, 31, 32, 56, 66, 85, 118, 121, 133, F-7, F-17 and F-43 of the Registration Statement to clarify that Encore Operating, L.P. only will be reimbursed for actual third-party services. In addition, we have revised Section 4.1(a) of the Form of the Amended and Restated Administrative Agreement to remove the provision that the amount of reimbursement will be determined by Encore Operating, L.P. on any basis it deems reasonable and that reimbursements need not be based on the amount of services performed for us.

Engineering Comments
Business, page 1
Exploration and Production, page 1
19.	We have reviewed your response to prior comment 61 of our letter dated June 11, 2007. We had requested that you provide additional clarification on the scope and nature of the work provided by Miller and Lents. The revisions to the amendment only appear to have removed the fact that Miller and Lents prepared your reserve estimates. Therefore, we reissue our previous comment.

Response:

We have revised pages 1 and 90 of the Registration Statement to provide additional clarification on the scope and nature of the work provided by Miller and Lents.
Summary Historical and Pro Forma Reserve and Operating Data, page 17
20.	We have reviewed your response to prior comment 62 from our letter dated June 11, 2007. Realized prices and the prices used to calculate the Standardized Measure should be before the effects of hedging. Please revise your document, here and elsewhere if necessary, to disclose average realized prices before hedging, and if necessary revise the Standardized Measure with the correct price. If there is a material difference between hedged prices and non-hedged prices, please disclose both prices.

Response:

We have revised pages 18, 104 and 107 of the Registration Statement as requested. As provided in the Registration Statement, our calculation of Standardized Measure does not include the effects of any commodity derivatives.